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                                 EXHIBIT NO. 2


FOR IMMEDIATE RELEASE

NEW ORLEANS -- March 10, 1999                                              99-04


               MCDERMOTT INTERNATIONAL, INC. BOARD OF DIRECTORS
                         ANNOUNCES MERGER PROPOSAL FOR
                      J. RAY MCDERMOTT MINORITY INTEREST

The Board of Directors of McDermott International, Inc. today made a proposal to the Independent Committee of the Board of Directors of its majority-owned subsidiary, J. Ray McDermott, S.A. (NYSE: JRM), under which McDermott International would acquire all of the publicly held shares of JRM. The proposal calls for a merger in which each publicly held share of J. Ray McDermott would be converted into 1.15 shares of McDermott International, Inc. common stock.

In a letter to the J. Ray McDermott Independent Committee, John W. Johnstone, Jr., Chairman of the Finance Committee of the McDermott International Board, said the offer "represents a significant premium to yesterday's closing price. We believe that our proposal presents an excellent opportunity for your public shareholders and are confident that you will conclude that it is fair and to the best interest of your public shareholders."

Johnstone's letter continued: "We are prepared promptly to enter into a binding agreement which would contain standard terms and conditions for transactions of this nature. We know you will carefully consider our proposal and we look forward to working closely with you to conclude a transaction."

McDermott International, Inc. is a leading worldwide energy services company. The company and its subsidiaries manufacture steam-generating equipment, environmental equipment, and products for the U.S. government. They also provide engineering and construction services for industrial, utility, and hydrocarbon processing facilities, and to the offshore oil and natural gas industry.

For additional information, please contact:
          Don Washington
          McDermott International, Inc.
          P. O. Box 61961
          New Orleans, LA  70160
          (504) 587-4080


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